

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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MAR 0 1 2002
365
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SEC FILE NUMBER
8- 51573

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Everest 1, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 Whitehall Street, 6th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ron Itin — 212-425-2670
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Banker Associates PC
(Name — *if individual, state last, first, middle name*)

5 Hillside Avenue	Tenafly	NJ	07670
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Ron Itin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Everest 1, Inc., as of February 28, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Notary Public

EVALD OLSON
Notary Public, State of New York
No. 01OL5086414
Qualified in Kings County
Commission Expires Oct. 14, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EVERREST 1, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

EVEREST 1, INC.

DECEMBER 31, 2001

CONTENTS

Banker Associates
Certified Public Accountants
A Professional Corporation

5 Hillside Avenue
Tenafly, New Jersey 07670

Telephone (201)871-1363
Facsimile (201)569-6915

INDEPENDENT AUDITORS' REPORT

Shareholders of
Everest 1, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Everest 1, Inc. as of December 31, 2001 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Everest 1, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Banker Associates, P.C.

February 10, 2002

EVEREST 1, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 3,463
Receivable from broker	122,127
Furniture, fixtures & equipment, less accumulated depreciation of $14,403	24,957
Other assets	10,234
	$160,781

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 7,052
Payroll taxes payable	10,197
Accrued expenses	73,178
Total liabilities	90,427
Commitments (Note 4)	
Stockholders' equity:	
Common stock, no par value, 100 shares authorized, issued and outstanding	109,270
Additional paid-in-capital	28,000
Deficit	(30,516)
Accumulated other comprehensive loss: Unrealized loss on securities, net of tax	(36,400)
Total stockholders' equity	70,354
	$160,781

See notes to financial statements.

EVEREST 1, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

Commissions	$ 664,895
General & administrative expenses	632,459
Operating income	32,436
Interest income	259
Net income before income taxes	32,695
Provision for income taxes (Note 5)	1,690
Net income	$ 31,005

See notes to financial statements.

EVEREST 1, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Stock	Paid In Capital	Deficit	Accumulated Other Comprehensive Loss	Total
Balance - beginning	$109,270	$ 28,000	($61,521)	$	$75,749
Net income			31,005		31,005
Unrealized loss on securities				(36,400)	(36,400)
Balance - ending	$109,270	$ 28,000	($30,516)	($36,400)	$70,354

See notes to financial statements.

EVEREST 1, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net income	$ 31,005
Add adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation	6,961
Increases in assets and increases (decrease) liabilities:	
Receivable from broker	(97,127)
Other assets	(7,669)
Accounts payable	3,283
Payroll taxes payable	(831)
Accrued expenses	66,178
Net cash provided by operating activities	1,800
Cash flows from investing activities:	
Purchase of furniture, fixtures & equipment	(9,109)
Cash flows from financing activities:	
Net reduction under line of credit	(2,663)
Decrease in cash	(9,972)
Cash - beginning	13,435
Cash - end	$ 3,463

See notes to financial statements.

EVEREST 1, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE 1 Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

NOTE 2 Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Fixtures & Equipment

Furniture, fixtures & equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful life of the asset.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

EVEREST 1, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE 2 Summary of Significant Accounting Policies-Continued

Investments

The Company accounts for its investments as "available-for-sale" in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. The investments are reported at fair market value with unrealized gains and losses reported as a separate component of stockholders equity.

Note 3 Note-Payable Bank

At December 31, 2001, the Company had two lines of credit totaling $35,000. Interest on the lines of credit is the bank's prime rate plus 6%. The lines expire July, 2003 and January, 2005, respectively. The combined balance available under the lines of credit as of December 31, 2001 was $35,000.

Note 4 Commitments

Leases

The Company leases its operating facilities under an operating lease which expires June 30, 2007. The monthly payment on the lease increases after June, 2002 based upon the consumer price index. The Company has a five year option to renew. Rent paid for the year ended December 31, 2001 was $37,990. The future minimum lease payments at December 31, 2001 are as follows:

2002	$ 40,700
2003	40,700
2004	40,700
2005	40,700
2006	40,700
Thereafter	20,350
	$223,850

EVEREST 1, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

Note 5 Net Operating Losses

The Company has net operating losses of approximately $25,000 to offset future Federal and State taxable income and $20,500 in City taxable income. Federal carryforward losses expire in 2020 and State and City carryforward losses expire in 2016. The Company is subject to State and City minimum taxes.

Note 6 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2001, the Company had net capital of $35,163, which was $29,135 in excess of its required net capital of $6,028. The Company's aggregate indebtedness to net capital as defined was 257%.

Banker Associates
Certified Public Accountants
A Professional Corporation

5 Hillside Avenue
Tenafly, New Jersey 07670

Telephone (201)871-1363
Facsimile (201)569-6915

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Shareholders of
Everest 1, Inc.
New York, New York

We have audited the accompanying financial statements of Everest 1, Inc. as of and for the year ended December 31, 2001, and have issued our report thereon dated February 10, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Banker Associates, PC

February 10, 2002

EVEREST 1, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

Net capital		
Total stockholders' equity		$ 70,354
Total capital and allowable subordinated borrowings		
Deductions:		
Non-allowable assets:		
Furniture, fixtures & equipment, net	$24,957	
Other assets	10,234	35,191
Net capital		$ 35,163
Aggregate indebtedness:		
Total liabilities		$ 90,427
Computation of basic net capital requirement		
Minimum net capital required		$ 6,028
Excess net capital		$ 29,135
Excess net capital at 1,000% (excess net capital less 10% of aggregate indebtedness)		$ 20,092
Percentage of aggregate indebtedness to net capital		257%
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 1999)		
Excess net capital at 1,000%, as reported in Company's Part IIA FOCUS report		$ 26,120
Less: Minimum net capital required		(6,028)
Excess net capital at 1,000% per above		$ 20,092